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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ---------------------------

                               AMENDMENT NO. 7 TO
                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              WYMAN-GORDON COMPANY
                            (Name of Subject Company)

                              WYMAN-GORDON COMPANY
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                   983085 10 1
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

                                 DAVID P. GRUBER
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                              WYMAN-GORDON COMPANY
                              244 WORCESTER STREET
                                  P.O. BOX 8001
                     NORTH GRAFTON, MASSACHUSETTS 01536-8001
                                 (508) 839-4441
  (Name and Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                                 WITH COPIES TO:

                              DAVID F. DIETZ, P.C.
                           JOSEPH L. JOHNSON III, P.C.
                           GOODWIN, PROCTER & HOAR LLP
                                 EXCHANGE PLACE
                        BOSTON, MASSACHUSETTS 02109-2881
                                 (617) 570-1000

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         This Amendment No. 7 to Schedule 14D-9 amends the
Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Wyman-Gordon Company (the "Company") on May 21, 1999 relating to the tender offer by WGC Acquisition Corp., a Massachusetts corporation and wholly owned subsidiary of Precision Castparts Corp., an Oregon corporation ("Parent"), for all of the outstanding shares of common stock, par value $1.00 per share (the "Shares"), of the Company, at a purchase price of $20.00 per Share, net to the seller in cash, without interest thereon, less applicable withholding taxes, if any, and upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 21, 1999 and the related Letter of Transmittal (which together constitute the "Offer"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-9. Except as otherwise indicated herein, the information set forth in the Schedule 14D-9 remains unchanged and all capitalized terms used herein shall have the respective meanings ascribed to them in the Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

         Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding thereto the following information:

         On October 1, 1999, Parent and the Company announced that the expiration date of the Offer (which was scheduled to expire at midnight, New York City time, on Friday, October 1, 1999) has been extended until midnight, New York City time, on Monday, November 1, 1999; provided, however, that if Parent, the Company and the FTC reach agreement on the terms of the proposed consent order with the FTC discussed below prior to October 18, 1999, the expiration date of the Offer will be the date which is ten business days immediately following the public record date of such agreement. The FTC staff has indicated to Parent that it will recommend to the FTC that the proposed acquisition be permitted to proceed if Parent and the Company agree to a consent order pursuant to which Parent and the Company would be required to divest certain of the Company's investment casting operations and reach agreement with one or more buyers to sell a portion of the assets to be divested prior to Parent's acquisition of the Company. Parent and the Company are continuing to negotiate the terms of an agreement with the FTC with respect to the assets required to be divested. There can be no assurance that Parent and the Company will reach final agreement with a buyer for the assets the FTC staff has requested to be divested or that the FTC will find the potential buyer or buyers suitable. The press release of Parent and the Company, dated October 1, 1999, extending the Offer is incorporated herein by reference to Exhibit 13 to the
Schedule 14D-9.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

         Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding thereto the following information:

         Exhibit 13 Joint Press Release issued by Wyman-Gordon Company and Precision Castparts Corp. dated October 1, 1999
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 1, 1999

                           WYMAN-GORDON COMPANY

                           By: /s/ J. Douglas Whelan
                              -------------------------
                              Name:  J. Douglas Whelan
                              Title: President and
                              Chief Operating Officer